Exhibit 99.2

DESCARTES ANNOUNCES FISCAL 2022 SECOND QUARTER
FINANCIAL RESULTS
Record Revenues and Income from Operations

WATERLOO, Ontario — September 8, 2021 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2022 second quarter (Q2FY22). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“We continue to focus on helping our customers thrive in the face of an increasingly dynamic, complex global trade landscape, and in turn our customers continue to trust us with more of their business” said Edward J. Ryan, Descartes’ CEO. “The challenges and opportunities faced by our customers can vary for shippers, carriers, logistics service providers and customs authorities, but all parties need to connect and collaborate in real-time.  Our Global Logistics Network does just that, helping our customers seamlessly exchange information and leverage data with a growing number of tailored, value-added applications for each participant to manage the lifecycle of shipments.”

Q2FY22 Financial Results
As described in more detail below, key financial highlights for Q2FY22 included:
•	Revenues of $104.6 million, up 25% from $84.0 million in the second quarter of fiscal 2021 (Q2FY21) and up 6% from $98.8 million in the previous quarter (Q1FY22);
•
Revenues were comprised of services revenues of $93.5 million (89% of total revenues), professional services and other revenues of $9.9 million (10% of total revenues) and license revenues of $1.2 million (1% of total revenues). Services revenues were up 24% from $75.3 million in Q2FY21 and up 6% from $88.3 million in Q1FY22;

•	Cash provided by operating activities of $46.4 million, up 36% from $34.1 million in Q2FY21 and up 13% from $40.9 million in Q1FY22;
•	Income from operations of $26.1 million, up 74% from $15.0 million in Q2FY21 and up 12% from $23.4 million in Q1FY22;
•	Net income of $23.2 million, up 121% from $10.5 million in Q2FY21 and up 26% from $18.4 million in Q1FY22;
•	Earnings per share on a diluted basis of $0.27, up 125% from $0.12 in Q2FY21 and up 29% from $0.21 in Q1FY22; and
•
Adjusted EBITDA of $45.9 million, up 35% from $34.0 million in Q2FY21 and up 11% from $41.5 million in Q1FY22. Adjusted EBITDA as a percentage of revenues was 44%, compared to 40% in Q2FY21 and 42% in Q1FY22.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q2 FY22	Q1 FY22	Q4 FY21	Q3 FY21	Q2 FY21
Revenues	104.6	98.8	93.4	87.5	84.0
Services revenues	93.5	88.3	82.7	77.6	75.3
Gross margin	76%	76%	75%	74%	73%
Cash provided by operating activities	46.4	40.9	36.5	33.1	34.1
Income from operations	26.1	23.4	21.9	18.8	15.0
Net income	23.2	18.4	17.2	13.3	10.5
Net income as a % of revenues	22%	19%	18%	15%	13%
Earnings per diluted share	0.27	0.21	0.20	0.15	0.12
Adjusted EBITDA	45.9	41.5	38.6	36.4	34.0
Adjusted EBITDA as a % of revenues	44%	42%	41%	42%	40%

Year-to-Date Financial Results

As described in more detail below, key financial highlights for Descartes’ six-month period ended July 31, 2021 (1HFY22) included:
•	Revenues of $203.4 million, up 21% from $167.7 million in the same period a year ago (1HFY21);
•
Revenues were comprised of services revenues of $181.8 million (89% of total revenues), professional services and other revenues of $19.1 million (10% of total revenues) and license revenues of $2.5 million (1% of total revenues). Services revenues were up 22% from $149.4 million in 1HFY21;

•	Cash provided by operating activities of $87.3 million, up 42% from $61.6 million in 1HFY21;
•	Income from operations of $49.5 million, up 61% from $30.7 million in 1HFY21;
•	Net income of $41.6 million, up 93% from $21.6 million in 1HFY21. Net income as a percentage of revenues was 20%, compared to 13% in 1HFY21;
•	Earnings per share on a diluted basis of $0.48, up 92% from $0.25 in 1HFY21; and
•	Adjusted EBITDA of $87.4 million, up 30% from $67.0 million in 1HFY21. Adjusted EBITDA as a percentage of revenues was 43%, compared to 40% in 1HFY21.

The following table summarizes Descartes’ results in the categories specified below over 1HFY22 and 1HFY21 (unaudited, dollar amounts in millions):

	1HFY22	1HFY21
Revenues	203.4	167.7
Services revenues	181.8	149.4
Gross margin	76%	74%
Cash provided by operating activities	87.3	61.6
Income from operations	49.5	30.7
Net income	41.6	21.6
Net income as a % of revenues	20%	13%
Earnings per diluted share	0.48	0.25
Adjusted EBITDA	87.4	67.0
Adjusted EBITDA as a % of revenues	43%	40%

Cash Position
At July 31, 2021, Descartes had $128.4 million in cash. Cash decreased by $9.7 million in Q2FY22 and decreased $5.3 million in 1HFY22. The table set forth below provides a summary of cash flows for Q2FY22 and 1HFY22 in millions of dollars:

	Q2FY22	1HFY22
Cash provided by operating activities	46.4	87.3
Additions to property and equipment	(0.9)	(2.5)
Acquisitions of subsidiaries, net of cash acquired	(54.4)	(90.3)
Credit facility and other debt repayments	(1.1)	(1.1)
Payment of debt issuance costs	-	(0.1)
Issuances of common shares, net of issuance costs	0.9	1.5
Effect of foreign exchange rate on cash	(0.6)	(0.1)
Net change in cash	(9.7)	(5.3)
Cash, beginning of period	138.1	133.7
Cash, end of period	128.4	128.4

Acquisition of Portrix
On May 7, 2021, Descartes acquired all of the shares of Portrix Logistics Software GmbH (“Portrix”), a provider of multimodal rate management solutions for logistics services providers. The purchase price for the acquisition was approximately $25.2 million (EUR 20.7 million), net of cash acquired, which was funded from cash on hand.

Acquisition of GreenMile
On July 8, 2021, Descartes acquired all of the shares of GreenMile, LLC (“GreenMile”), a provider of cloud-based mobile route execution solutions for food, beverage, and broader distribution verticals. The purchase price for the acquisition was approximately $29.2 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based consideration of up to $10.0 million, based on GreenMile achieving revenue-based targets over the first two years post-acquisition.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results today at 5:00 p.m. ET, Wednesday, September 8. Designated numbers are +1 888 465-5079 for North America and +1 416 216-4169 for international, using Passcode 8565 668#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand. A digital replay of the conference call will be available following the call from 8:00 p.m. ET, and until September 25, 2021, at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the current and future potential impact of the COVID-19 pandemic on our business, results of operations and financial condition; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the current COVID-19 pandemic not having a material negative impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.   We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed ten acquisitions since the beginning of fiscal 2020 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q2FY22, Q1FY22, Q4FY21, Q3FY21, and Q2FY21, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q2FY22	Q1FY22	Q4FY21	Q3FY21	Q2FY21
Net income, as reported on Consolidated Statements of Operations	23.2	18.4	17.2	13.3	10.5
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.3	0.3	0.3	0.2	0.3
Investment income	(0.1)	(0.1)	(0.1)	-	-
Income tax expense	2.7	4.8	4.5	5.2	4.2
Depreciation expense	1.3	1.2	1.3	1.5	1.4
Amortization of intangible assets	15.0	13.8	14.1	14.0	14.1
Stock-based compensation and related taxes	3.1	2.6	1.9	1.7	1.8
Other charges (recoveries)	0.4	0.5	(0.6)	0.5	1.7
Adjusted EBITDA	45.9	41.5	38.6	36.4	34.0

Revenues	104.6	98.8	93.4	87.5	84.0
Net income as % of revenues	22%	19%	18%	15%	13%
Adjusted EBITDA as % of revenues	44%	42%	41%	42%	40%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for 1HFY22 and 1HFY21, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	1HFY22	1HFY21
Net income, as reported on Consolidated Statements of Operations	41.6	21.6
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.5	0.6
Investment income	(0.1)	(0.1)
Income tax expense	7.5	8.6
Depreciation expense	2.5	3.0
Amortization of intangible assets	28.8	27.8
Stock-based compensation and related taxes	5.7	3.0
Other charges	0.9	2.5
Adjusted EBITDA	87.4	67.0

Revenues	203.4	167.7
Net income as % of revenues	20%	13%
Adjusted EBITDA as % of revenues	43%	40%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	July 31,	January 31,
	2021	2021 (Audited)
ASSETS
CURRENT ASSETS
Cash	128,358	133,661
Accounts receivable (net)
Trade	37,542	37,206
Other	13,664	14,830
Prepaid expenses and other	19,209	16,939
Inventory	743	429
	199,516	203,065
OTHER LONG-TERM ASSETS	17,320	15,550
PROPERTY AND EQUIPMENT, NET	11,448	12,089
RIGHT-OF-USE ASSETS	10,921	12,165
DEFERRED INCOME TAXES	11,920	15,216
INTANGIBLE ASSETS, NET	264,129	239,992
GOODWILL	616,783	565,177
	1,132,037	1,063,254
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	7,966	7,955
Accrued liabilities	47,985	38,879
Lease obligations	4,165	4,168
Income taxes payable	2,966	3,383
Deferred revenue	55,563	49,878
	118,645	104,263
LONG-TERM DEBT	-	-
LONG-TERM LEASE OBLIGATIONS	7,835	8,895
LONG-TERM DEFERRED REVENUE	1,344	1,413
LONG-TERM INCOME TAXES PAYABLE	9,380	8,230
DEFERRED INCOME TAXES	32,022	29,385
	169,226	152,186

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 84,625,566 at July 31, 2021 (January 31, 2021 – 84,494,658)	534,210	531,825
Additional paid-in capital	468,381	464,102
Accumulated other comprehensive income (loss)	2,293	(1,189)
Accumulated deficit	(42,073)	(83,670)
	962,811	911,068
	1,132,037	1,063,254

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2021	2020	2021	2020

REVENUES	104,570	84,045	203,408	167,748
COST OF REVENUES	25,470	22,397	49,319	44,264
GROSS MARGIN	79,100	61,648	154,089	123,484
EXPENSES
Sales and marketing	11,328	9,421	22,339	18,743
Research and development	15,473	13,076	30,692	26,655
General and administrative	10,855	8,331	21,861	17,068
Other charges	414	1,671	934	2,454
Amortization of intangible assets	14,911	14,085	28,746	27,798
	52,981	46,584	104,572	92,718
INCOME FROM OPERATIONS	26,119	15,064	49,517	30,766
INTEREST EXPENSE	(272)	(312)	(549)	(632)
INVESTMENT INCOME	61	19	124	63
5.INCOME BEFORE INCOME TAXES	25,908	14,771	49,092	30,197
INCOME TAX EXPENSE (RECOVERY)
Current	4,732	(4,146)	6,866	(331)
Deferred	(2,000)	8,375	629	8,939
	2,732	4,229	7,495	8,608
NET INCOME	23,176	10,542	41,597	21,589
EARNINGS PER SHARE
Basic	0.27	0.13	0.49	0.26
Diluted	0.27	0.12	0.48	0.25
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	84,566	84,316	84,534	84,237
Diluted	86,128	85,753	86,066	85,585

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2021	2020	2021	2020
OPERATING ACTIVITIES
Net income	23,176	10,542	41,597	21,589
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,287	1,405	2,502	2,985
Amortization of intangible assets	14,911	14,085	28,746	27,798
Stock-based compensation expense	3,015	1,566	5,167	2,734
Other non-cash operating activities	281	(27)	557	51
Deferred tax (recovery) expense	(2,000)	8,375	629	8,939
Changes in operating assets and liabilities	5,704	(1,860)	8,082	(2,477)
Cash provided by operating activities	46,374	34,086	87,280	61,619
INVESTING ACTIVITIES
Additions to property and equipment	(941)	(1,063)	(2,596)	(2,085)
Acquisition of subsidiaries, net of cash acquired	(54,418)	(5,237)	(90,278)	(29,374)
Cash used in investing activities	(55,359)	(6,300)	(92,874)	(31,459)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	-	-	-	10,196
Credit facility and other debt repayments	(1,068)	(10,065)	(1,068)	(10,065)
Payment of debt issuance costs	-	-	(60)	(38)
Issuance of common shares for cash, net of issuance costs	850	5,690	1,497	5,706
Cash (used in) provided by financing activities	(218)	(4,375)	369	5,799
Effect of foreign exchange rate changes on cash	(576)	2,475	(78)	1,500
(Decrease) increase in cash	(9,779)	25,886	(5,303)	37,459
Cash, beginning of period	138,137	55,976	133,661	44,403
Cash, end of period	128,358	81,862	128,358	81,862